For Immediate Release

CNSX:QSS

.

QMI Seismic Enters into Agreement to

Unwind Acquisit  ion of QMI Technologi  es

April 4,  2011,  VANCO UVER, BC : QMI S EISMIC INC . (CNSX: QSS) (the “Company”   ) reports t hat it has

reached an agreement with   QMI Manufa cturing Inc.(“ QMan”)   whereby  QMan will  return to  the Company

20,400,001 common shares in exchange f   or QMI Technologies Inc. (“QTech”)   which was origina  lly acquired by

the Company in August of 2010.

In conj unction wit h the unwi nding of t he QMI Techn ologies Inc. a cquisition, the Company will  be grant ed exclusive D istribution and Marketing Ri  ghts for QTech produc  ts in the ter ritories of Japa n, Indone sia, India, Chile

and Bolivia. Also the Company has conver   ted CDN $40 0,000 of the funds f  orwarded t o QMI Technologies Inc.

to a loan repayable ove  r 3 year s at interest  rate  of 2% per  annum  compounded monthly.

"The syne rgies that the corpora  tion expec ted to rea lize with the  acquisition  of QMI Technologies Inc. never materialized,” added Mr. Jagpa l. "The Board of Direc  tors of  QMI Seismic  Inc. una nimously approved the

proposed transaction   to unwind the  acquisition of Q MI Technologies  and beli eves that the co rporation will be

better positioned to market   and distribute QMI   Techn ologies Produc ts within highly prospective territories and not be involved in the m anufacturing and deve lopment process.  ”

On Behalf  of the  Board:

Navchand  Jagpal,  President

QMI SEISMI C INC.

1250 West Hastings Stree  t

Vancouver, BC

V6E 2M4

“The state ments in this  press  Release ma y contain forward  looking sta tements tha t involve a nu mber of  risks and

unce rtain ties. Actual   events or results  could differ  materially fr om  the Company’s  expectation s and projections.”

THE CANADIAN  NATIONAL STOCK EXCHANGE HAS NOT REVIEWED  AND DO ES NOT ACCEPT RESPONSIBILITY FO R THE ADEQUACY OR ACCURACY OF THIS RELEASE